UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

KEY TECHNOLOGY, INC.
(Name of Subject Company)

KEY TECHNOLOGY, INC.
(Name of Person Filing)

Common Stock, No Par Value (Title Class of Securities)
493143101
(CUSIP Number of Class of Securities)
John J. Ehren
Chief Executive Officer
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington 99362
(509) 529-2161
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Ronald L. Greenman
Thomas P. Palmer
Tonkon Torp LLP
1600 Pioneer Tower
888 SW Fifth Avenue
Portland, Oregon 97204
Telephone: (503) 221-1440
Telecopy: (503) 972-3706

☑    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 25, 2018, Key Technology, Inc. (“Key Technology”) issued a press release, which is filed hereto as Exhibit 99.1, announcing its entry into an Agreement and Plan of Merger (the “Merger Agreement”) with Duravant LLC (“Duravant”) and Cascade Merger Sub, Inc., a wholly owned subsidiary of Duravant (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer to acquire all of the outstanding shares of the common stock, no par value, of Key Technology, at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes.
On January 25, 2018, Key Technology (i) distributed to its employees the announcement filed as Exhibit 99.2 hereto, (ii) provided the Q&A attached as Exhibit 99.3 hereto to the Union-Bulletin, a local newspaper in Walla Walla, Washington, and (iii) transmitted the letter attached as Exhibit 99.4 to certain of its customers.

Additional Information
The tender offer described in this document has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Merger Sub intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Key Technology intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Merger Sub and Key Technology intend to mail these documents to the Key Technology shareholders. Investors and shareholders should read those filings carefully as they will contain important information about the tender offer. Those documents will be able to be obtained (when available) without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking information related to Duravant, Key Technology and the proposed acquisition of Key Technology by Duravant that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Duravant’s and Key Technology’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Duravant and Key Technology, Duravant’s and Key Technology’s products, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Key Technology’s shareholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks relating to the possibility that a competing proposal will be made; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; competitive developments; and other risks and uncertainties discussed in Key Technology’s filings with the SEC, including the “Risk Factors” and “Information Concerning Forward-Looking Statements” sections of Key Technology’s most recent annual report on Form 10-K. You can obtain copies of Key Technology’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Merger Sub and Key Technology. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.
Many of these factors are beyond Duravant’s and Key Technology’s control. Unless otherwise required by applicable law, Duravant and Key Technology disclaim any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

EXHIBIT INDEX
Exhibit No.    Description
99.1        Press Release, dated January 25, 2018
99.2        Letter from Key Technology President & CEO, distributed January 25, 2018
99.3        Q&A provided to Union-Bulletin, dated January 25, 2018
99.4        Customer Letter, dated January 25, 2018